Confidential Treatment Requested by BT Group plc

BT GROUP PLC HAS CLAIMED CONFIDENTIAL TREATMENT

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

VIA EDGAR

January 31, 2008

Cecilia D. Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	BT Group plc
Form 20-F for the Fiscal Year Ended March 31, 2007
Filed May 30, 2007
File No. 1-08819

Dear Ms. Blye:

We are writing in response to the Commission’s December 18, 2007 letter to Hanif Lalani, Group Finance Director of BT Group plc, inquiring about possible contacts BT Group companies (collectively, “BT”) might have with countries that have been identified by the United States as state sponsors of terrorism.1 For your reference, we have copied the Commission’s comments and questions (in pertinent part) before BT’s responses, and have numbered the questions to correspond to the numbers in the Commission’s comment letter. Also for your reference, concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the Commission’s rules. This letter contains the portions of the response letter to the Commission’s comments for which we do not seek confidential treatment.

As explained in more detail below, BT has only minimal contacts with Cuba, Iran, North Korea, Sudan and Syria (the “T-5 Countries”) that result almost exclusively from the company’s provision of international direct dial services and global managed communications services to its customers, including the embassies of U.S. allied governments and international news organizations. Based on the nature and scope of these contacts, we do not believe that BT’s activities involving the T-5 Countries create any material investment risk, quantitative or qualitative, for our security holders.

_________________________

1               Consistent with its Form 20-F for the Fiscal Year Ended March 31, 2007, references in this letter to “BT”, “BT Group”, “the group”, “the company”, “we” or “our” are to BT Group plc (which includes the continuing activities of its wholly-owned subsidiary, British Telecommunications plc) and its subsidiaries and lines of business, or any one of them as the context may require.

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

1.

We note from the document captioned “UK and International Call Prices & Discount Schemes for Residential Customers” available on your website that your customers may make direct dialed calls to Cuba, Iran, North Korea, Sudan, and Syria. Also, it appears from the “Contact Us” section of your website that nationals and organizations from the referred countries can request information on your global IT and networking services. In addition, we are aware of a January 2006 news report that you have agreed to invest money in the EASSy submarine cable system, which will link several countries, including Sudan. Another news report, published in June 2006, indicated that you would be expanding your global network and constructing communication hubs in several countries, including Syria. The referenced countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail the products, technologies, and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Like many other international communications services providers, BT has certain direct and indirect contacts with the T-5 Countries that are necessary to facilitate the provision of global information and communications services to BT’s customers. As explained in more detail below, these contacts with the T-5 Countries generally do not result from the direct marketing or sale of products and services to customers located in the T-5 Countries; rather these contacts result from the provision of communications services to embassies and diplomatic missions of U.S.-allied governments, news organizations, multinational corporations and other customers that require global communications connectivity, including coverage within the T-5 Countries.

The types of products and services BT offers to its customers in the T-5 Countries include:

•	“International Direct Dialed Calls,” which is the connection of telephone calls to and from particular destinations;
•

“Networked IT Services,” including managed global contracts and the supply of hardware products (e.g. computers, servers, routers and phones) and related technical services (e.g., installation, maintenance and technical support);

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

•	“GSM roaming” which is the connection of mobile calls to and from particular destinations.

In order to provide its customers with global connectivity that includes coverage within the T-5 Countries, BT generally enters into contractual arrangements with local or regional telecommunications companies that already maintain the necessary network infrastructure within the T-5 Countries. Except as specifically noted below, BT has not directly invested in or contributed to the telecommunications infrastructure within any of the T-5 Countries. BT also has no offices or direct employees located in any of the T-5 Countries. As noted below, however, BT has incorporated a legal entity in Iran, and registered branch offices in Syria and Sudan – in each case of a UK company - for the limited purpose of carrying out local billing and tax functions. BT contracts with local service providers in each of these countries for performance of the necessary “back-office” operations, including accounting and billing functions.

The following is a summary of BT’s direct contacts with each of the T-5 Countries:

Cuba

•	BT does not maintain any employees, offices or significant assets in Cuba.

•	BT has not invested in or contributed to the telecommunications infrastructure in Cuba.

•

Until January 2007, BT maintained a bilateral connection agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls into Cuba, and to receive such calls from Cuba. BT’s agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] terminated in January 2007. Accordingly, BT currently has no direct agreements with any Cuban-incorporated entities.

•	In January 2007, BT began routing international direct dialed calls placed by its customers to Cuba through other third-party

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

intermediaries that maintain the necessary routing and connection infrastructure [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•

In the 2007 financial year, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Cuba.

North Korea

•	BT does not maintain any employees, offices or significant assets in North Korea.

•	BT has not invested in or contributed to the telecommunications infrastructure in North Korea.

•

BT maintains arrangements with up to twenty third-party service providers that are capable of routing direct dialed calls to and from North Korea. The top four such third-party providers are telecom companies incorporated in Malaysia, UK, India and Canada. BT did not receive any revenues from these arrangements in the 2007 financial year.

Iran

•	BT has not invested in or contributed to the telecommunications infrastructure in Iran.

•	BT does not maintain any employees, offices or significant assets in Iran.

•

BT has a registered branch office in Iran of BT (Middle East) Limited, a UK company, for the limited purpose of carrying out local billing and tax functions. BT (Middle East) Limited did not receive any revenues did not receive any revenues in the 2007 financial year. BT contracts with a local services provider in Iran, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], for the performance of the necessary “back-office” operations on behalf of this entity, including accounting and billing

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

functions. BT’s payments to the local services provider for this support are not more than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•

BT maintains a bilateral agreement with the Telecommunication Company of Iran (owned by the government of Iran) for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Iran, and to receive such calls from Iran. In the 2007 financial year, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Iran.

•

Prior to April 2007, BT maintained a contract with the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], an entity owned by the government of Iran, under which BT provided connectivity for the transmission of television signals from Iran to other countries. As of April 2007, this contract was transferred to an unaffiliated third party. As a result of the transfer, BT no longer maintains accounting records regarding this business, nor does it have access to such records.

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

Sudan

•	BT does not maintain any employees, offices or significant assets in Sudan.

•

BT has incorporated a legal entity in Sudan called Newgate Communication (Sudan) Co. Ltd for the limited purpose of carrying out local billing and tax functions. BT contracts with a local services provider, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for performance of the necessary “back-office” operations on behalf of this entity, including registered office and statutory filing functions; however, this entity is currently dormant and therefore no billing functions take place. No fees have been charged to date by the local services provider.

•

BT maintains bilateral agreements with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Sudan, and to receive such calls from Sudan. In the 2007 financial year, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Sudan.

•

BT maintains a GSM roaming agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. In the 2007 financial year, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in respect of this GSM roaming agreement.

•

BT has agreed to invest in an initiative known as the East African Submarine Cable System (EASSy) to construct and operate a high bandwidth submarine fiber optic cable system that will provide communications connectivity between eight East African countries, including Sudan, and the rest of the world. The EASSy project is

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

being funded jointly by the World Bank, the European Investment Bank, the African Development Bank, the Development Bank of South Africa and a consortium of private telecommunications companies, including BT. The EASSy system will include a cable landing in Sudan and Sudatel is a member of the consortium of participating companies. BT’s investment of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the EASSy system represents approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of the total funds pledged by investors for this project. Moreover, only a fraction of BT’s investment will contribute to the portion of the system to be deployed in Sudan.

•

BT Al Saudia, a Saudi Arabian entity in which BT holds a 49% ownership interest, entered into a contract with the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], under which BT Al Saudia provided technical specifications and related consulting services in connection with the procurement, installation and maintenance of an optical fiber submarine cable system between Saudi Arabia and Sudan. (The contract for the construction of a submarine cable system was awarded to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which completed the installation in April 2005.)

Syria

•	BT does not maintain any employees, offices or significant assets in Syria.

•

BT has a registered branch office in Syria of Aberbell Ltd, a UK company, for the limited purpose of carrying out local billing and tax functions. BT contracts with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], to perform the necessary “back-office” operations on behalf of this entity, including registered office and statutory filing functions; however, this entity is currently dormant and therefore no billing takes place.

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

•

BT has not made, and has no plans to make, any investment in or other direct contribution to the construction of communications networks or hubs in Syria. BT believes that published news reports to the contrary (such as an article published by Business Intelligence Middle East at www.bi-me.com) are erroneous.

•

BT maintains a bilateral agreement with [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for the limited purpose of enabling BT’s customers to place international direct dialed telephone calls (voice only) into Syria, and to receive such calls from Syria. In the 2007 financial year BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for international direct dialed calls from Syria.

In addition to these direct contacts, BT has a number of indirect contacts with the T-5 Countries resulting from BT’s provision of the global communications products and services described above to its customers:

•

BT has entered into contracts with the Foreign Affairs ministries of the [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under which BT provides global communications products and services to the embassies and diplomatic missions of those countries, including their embassies located in the T-5 Countries. Under these contracts, we do not record revenues by individual territory but estimate that the total revenues associated with the T-5 Countries would be less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

•

BT has entered into global contracts with a number of multinational companies and news organizations [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] under which BT provides communications products and services. Because certain of these multinational corporations have offices or operations within the T-5 Countries, BT from time to time

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

provides communications products and services to its customers in those locations. In the 2007 financial year, BT received revenues of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] from these global contracts in the T-5 Countries.

BT believes that these activities are consistent with or permitted under U.S. law and are in compliance with the applicable regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). At present, U.S. economic sanctions and export control laws and regulations explicitly authorize the free flow and exchange of information and informational materials to and from the T-5 Countries. Moreover, with the exception of its U.S. entities and operations, BT Group entities generally are not subject to OFAC restrictions on the exportation and importation of services to and from the T-5 Countries. Accordingly, BT believes that its minimal contacts with the T-5 Countries do not violate applicable U.S. economic sanctions and export control laws, and are consistent with, or even supportive of, the foreign policy interests of the United States.

2.

Please discuss the materiality of any contacts described in your response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country, and the number of employees, if any, you have in each country. Also, address materiality in terms of qualitative factors that reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

. . . Your materiality analysis should address the potential impact of the investor sentiment evidenced by [certain State and University] actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

Quantitatively, the revenue received in connection with the activities described above is insignificant and immaterial to investors in light of BT’s total revenues. BT’s total revenues in the 2007 financial year were £20,223 million (2006 - £19,514 million and 2005 - £18,429 million).

BT received the following amounts in the form of revenues for the provision of communications services from the T-5 Countries over the last three years:

	2007 £ million	2006 £ million	2005 £ million
Cuba	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Iran
North Korea
Sudan
Syria
Total (£ million)
Total (US $ million)

(Note – excludes revenues from contracts with Foreign Affairs ministries.)

Collectively, these revenues represent less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of BT’s total revenues in each of the last three years. Moreover, as indicated above, BT does not have any employees or significant assets in the T-5 Countries. Accordingly, BT does not believe that the above-described contacts with the T-5 pose any material quantitative investment risk to its security holders.

Qualitatively, we believe that above-described activities could not have a material adverse effect on the company’s reputation or share value and that no reasonable

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

investor would deem such activities to represent an important factor in making an investment decision. BT’s activities are apolitical and generally are restricted to the furnishing of products and services to its customers (including embassies and news organizations) necessary for global communications connectivity. To the knowledge of the Director of Investor Relations, the Company Secretary and the Group General Counsel of BT Group plc, no investor comments or questions have arisen regarding BT’s minimal contacts with any of the T-5 Countries. Accordingly, it appears that these activities are not a matter of significant interest to the investing public. Moreover, to the extent that such activities become a matter of public interest, BT believes that the public, the news media and the company’s investors will view BT’s communications services and other contacts with the T-5 Countries positively, as vital to diplomatic relations and as consistent with the policy interests of the United States and other countries in enabling the free flow of information and news reports to and from the T-5 Countries.

Finally, BT takes its responsibility to comply with all applicable laws and regulations very seriously and has implemented corporate compliance policies and procedures to address applicable requirements. More specifically, BT has a well-established corporate OFAC compliance policy designed to prohibit the provision of services to, or engagement in transactions with, sanctioned countries in violation of U.S. law. BT also provides compliance training to its employees with relevant responsibilities. Moreover, BT typically includes a provision in its agreements/arrangements that requires compliance with applicable economic sanctions and export control laws. Because BT has taken these steps to implement and enforce a compliance program to prevent unauthorized transactions involving the T-5 Countries, we do not believe that BT’s communications services and other activities involving the T-5 Countries create any material investment risk for our security holders.

* * * *

BT understands its obligations to ensure that the disclosures set forth in its SEC filings are accurate and adequate, that its filings include all information required under the Securities Exchange Act of 1934, and that it provides all information that investors require for an informed investment decision.

Furthermore, BT acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

Confidential Treatment Requested by BT Group plc

Cecilia D. Blye

January 31, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +44 20 7356 5511, or Larry Stone, Company Secretary +44 20 7356 5237, if you have any additional questions.

Sincerely,

/s/ Hanif Lalani

Hanif Lalani

Group Finance Director

cc:	Pradip Bhaumik
Larry Spirgel
Peter J Romeo, Hogan & Hartson

Larry Stone, BT Group plc